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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.4)*

                             US WIRELESS DATA, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                       No Par Value Class A Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  912 899 101
- --------------------------------------------------------------------------------
                                (CUSIP Number)


   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               September 24, 1998
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 912 899 101

  (1)     Names of Reporting Persons.
          I.R.S. Identification Nos. of Above Persons (entities only).

          Liviakis Financial Communications, Inc. 68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)

          OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    442,500
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   442,500
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          442,500
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          3.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)

          CO
          ---------------------------------------------------------------------

CUSIP No. 912 899 101

  (1)     Names of Reporting Persons.
          I.R.S. Identification Nos. of Above Persons (entities only).

          John M. Liviakis
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)

          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    3,855,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     442,500
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   3,855,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               442,500
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,297,500
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          30.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)

          IN
          ---------------------------------------------------------------------

CUSIP No. 912 899 101

  (1)     Names of Reporting Persons.
          I.R.S. Identification Nos. of Above Persons (entities only).

          Renee A. Liviakis
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)

          OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     442,500
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               442,500
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          442,500
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          3.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)

          IN
          ---------------------------------------------------------------------

CUSIP No. 912 899 101

  (1)     Names of Reporting Persons.
          I.R.S. Identification Nos. of Above Persons (entities only).

          Robert B. Prag
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)

          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    1,422,500
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     442,500
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,422,500
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               442,500
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,865,000
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          13.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)

          IN
          ---------------------------------------------------------------------

3.      Source and Amount of Funds or Other Consideration.

        Pursuant to a Consulting Agreement dated as of July 25, 1997 by and between the Corporation and LFC (the "Consulting Agreement"), the Corporation has issued an aggregate of 300,000 shares of the Corporation's Common Stock in specified installments. Seventy-five percent of the shares so issued, or 225,000 shares, has been issued to LFC, and twenty-five percent of the shares so issued, or 75,000 shares, has been issued to RBP. 45,000 shares were delivered by the Corporation pursuant to the Consulting Agreement on July 31, 1998, and the final 15,000 shares to be delivered pursuant to the Consulting Agreement were delivered on September 8, 1998. Under the Consulting Agreement, LFC agreed to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is filed as Exhibit 1 to Schedule 13D.

        In addition, JML and RBP each purchased shares of Common Stock and warrants to purchase shares of Common Stock from the Corporation in private transactions. Pursuant to a Subscription Agreement between the Corporation and JML entered into August 6, 1997 (the "JML Subscription Agreement"), on August 6, 1997 JML purchased, for an aggregate purchase price of $375,000, 2,625,000 shares of Common Stock and warrants first exercisable on January 15, 1998 and expiring August 1, 2002 to purchase up to 1,200,000 additional shares of Common Stock at an exercise price of One Cent ($0.01) per share ("Warrants"). On May 12, 1998, JML exercised all 1,200,000 Warrants and thereby purchased 1,200,000 shares of Common Stock. Pursuant to a Subscription Agreement between the Corporation and RBP entered into August 6, 1997 (the "RBP Subscription Agreement" and collectively with the JML Subscription Agreement, the "Subscription Agreements"), on August 6, 1997 RBP purchased, for an aggregate purchase price of $125,000, 875,000 shares of Common Stock and Warrants to purchase up to 400,000 additional shares of Common Stock. On September 18, 1998, RBP exercised all 400,000 Warrants and thereby purchased 400,000 shares of Common Stock. Copies of the JML Subscription Agreement, the RBP Subscription Agreement, and the certificate representing Warrants are filed as Exhibits 2, 3 and 4 to the Schedule 13D, respectively.

        By letter dated October 20, 1997 from JML and RBP to the Corporation (the "October 20 Letter"), JML and RBP agreed to certain modifications in the terms of the Warrants and the Subscription Agreements, which resulted in a postponement of the date on which the Warrants were first exercisable to February 6, 1998. A copy of the October 20 Letter is filed as Exhibit 6 to the
Schedule 13D.

        On July 16, 1998, the Corporation and LFC completed the execution and delivery of a second Consulting Agreement dated and effective as of June 30, 1998 (the "Extended Consulting Agreement"). Pursuant to the Extended Consulting Agreement, the Corporation on September 8, 1998, delivered an aggregate of 290,000 shares of the Corporation's Common Stock. Seventy-five percent of such shares, or 217,500, were issued to LFC, and twenty-five percent of such shares, or 72,500 shares, were issued to RBP. Under the Extended Consulting Agreement, LFC undertakes to continue performance of certain investor communications, financial and investor public relations, and related services for the Corporation through March 15, 1999. A copy of the Extended Consulting Agreement is filed as Exhibit 7 to
Schedule 13D.

        In September 1998, JML purchased 30,000 shares of Common Stock in open market transactions.

        This Amendment No. 4 to Schedule 13D is being filed to report 3,855,000 shares of the Corporation's Common Stock owned by JML; 1,422,500 shares of the Corporation's Common Stock owned by RBP; and 442,500 shares of the Corporation's Common Stock owned by LFC.

        The shares of Common Stock which LFC and RBP have received pursuant to the Consulting Agreement and the Extended Consulting Agreement have been issued by the Corporation to LFC and RBP in consideration of services rendered and to be rendered by LFC.

        2,625,000 shares of Common Stock owned by JML were acquired, together with 1,200,000 Warrants, by JML from the Corporation at an aggregate cost of Three Hundred Seventy-Five Thousand Dollars ($375,000). The 1,200,000 Warrants were exercised for an aggregate exercise price of Twelve Thousand Dollars ($12,000) to purchase 1,200,000 shares of Common Stock. 30,000 shares of Common Stock owned by JML were purchased by JML in open market transactions at an aggregate cost of $86,447. The source of funds used in purchasing such securities was JML's personal funds.

        875,000 shares of Common Stock owned by RBP were acquired, together with 400,000 Warrants, by RBP from the Corporation at an aggregate cost of One Hundred Twenty-Five Thousand Dollars ($125,000). The 400,000 Warrants were exercised for an aggregate exercise price of Four Thousand Dollars ($4,000) to purchase 400,000 shares of Common Stock. The source of funds used in purchasing such securities was RBP's personal funds.


5.      INTEREST IN SECURITIES OF THE ISSUER.

        JML has the sole power to direct the vote or disposition of the 3,855,000 shares of Common Stock of the Corporation owned by JML. RBP has the sole power to direct the vote or disposition of the 1,422,500 shares of Common Stock of the Corporation owned by RBP. LFC has the sole power to direct the vote or disposition of the 442,500 shares of Common Stock of the Corporation owned by LFC. LFC's power to direct the vote or disposition of shares will be exercised through its officers and directors.

        LFC and RBP disclaim any beneficial interest in any shares of Common Stock owned by JML. LFC, JML and RAL disclaim any beneficial interest in any shares of Common Stock owned by RBP. RBP disclaims any beneficial interest in any shares of Common Stock owned by LFC, except such beneficial interest as may attach to his serving as a director and officer of LFC.

        The 3,855,000 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 27.4% of that class of securities. The 1,422,500 shares of Common Stock that RBP owns, and as to which RBP has the sole power to direct the vote or disposition, represent approximately 10.1% of that class of securities. The 442,500 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 3.1% of that class of securities. The 5,720,000 shares of Common Stock which JML, RBP and LFC in the aggregate own, and as to which one of JML, RBP or LFC has the sole power to direct the vote or disposition, represent approximately 40.7% of that class of securities. The 1,865,000 shares of Common Stock which RBP and LFC in the aggregate own, and as to which RBP or LFC has the sole power to direct the vote or disposition, represent approximately 13.3% of that class of securities. The 4,297,500 shares of Common Stock which JML and LFC in the aggregate own, and as to which JML or LFC has the sole power to direct the vote or disposition, represent approximately 30.6% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 13,361,548 shares of Common Stock which the Corporation advised LFC were outstanding on August 31, 1998, adjusted for the issuances to RBP and LFC during September 1998 described herein.

        During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in Common Stock, other than the following:

        (a) On July 31, 1998, the Corporation issued 33,750 shares of Common Stock to LFC and 11,250 shares of Common Stock to RBP pursuant to the Consulting Agreement.

        (b) On September 8, 1998, the Corporation issued 11,250 shares of Common Stock to LFC and 3,750 shares of Common Stock to RBP pursuant to the Consulting Agreement.

        (c) On September 8, 1998, the Corporation issued 217,500 shares of Common Stock to LFC and 72,500 shares of Common Stock to RBP pursuant to the Extended Consulting Agreement.

        (d) On September 17, 1998, JML purchased 3,000 shares of Common Stock at a price of $2.63 per share in open market transactions in the over-the-counter market.

        (e) On September 17, 1998, JML purchased 7,000 shares of Common Stock at a price of $2.69 per share in open market transactions in the over-the-counter market.

        (f) On September 17, 1998, JML purchased 4,000 shares of Common Stock at a price of $2.75 per share in open market transactions in the over-the-counter market.

        (g) On September 17, 1998, JML purchased 1,000 shares of Common Stock at a price of $2.81 per share in open market transactions in the over-the-counter market.

        (h) On September 17, 1998, JML purchased 5,000 shares of Common Stock at a price of $2.84 per share in open market transactions in the over-the-counter market.

        (i) On September 18, 1998, RBP exercised 400,000 Warrants and thereby purchased 400,000 shares of Common Stock from the Corporation at an exercise price of $0.01 per share.

        (j) On September 24, 1998, JML purchased 10,000 shares of Common Stock at a price of $3.06 per share in open market transactions in the over-the-counter market.


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    September 29, 1998

                                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                    By:   /s/ John M. Liviakis
                                          -------------------------------------
                                          John M. Liviakis, President



                                          /s/ John M. Liviakis
                                    -------------------------------------------
                                          John M. Liviakis



                                          /s/ Renee A. Liviakis
                                    -------------------------------------------
                                          Renee A. Liviakis



                                          /s/ Robert B. Prag
                                    -------------------------------------------
                                          Robert B. Prag